UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 12, 2009
Commission File Number: 000-30134
CDC Corporation

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
11/F ING Tower
308 Des Voeux Road
Central Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.
CDC Delaware Corp., a company organized and existing under the laws of the State of Delaware (“CDC Delaware”) and a wholly-owned subsidiary of CDC Corporation (the “Company”), is the holder of $124.775 million in principal amount, or 74.7% of the total aggregate amount outstanding amount of those certain 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”).
On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement (the “Amendment”), that amends the Notes and the related Note Purchase Agreement (the “NPA”) dated as of November 10, 2006 (collectively, the “Amendments”), to: (i) amend the definition of Qualified IPO (“QIPO”) to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a QIPO, via the definition of Minimum IPO Amount, from $100.0 million to $40.0 million.
As a result of the Amendment, the Company believes that the Holder Redemption Right under the Notes is no longer exercisable.
The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 1.01 hereto.
The Company expects to continue to fulfill its obligations under the Notes and NPA in accordance with the terms of such documents, including, without limitation, the payment of periodic interest.

Exhibit	Description

1.01	Amendment No. 1 to Notes and Note Purchase Agreement dated November 11, 2009

1.02	Press release dated November 2, 2009 — CDC Global Services Reaches Agreement with Nanjing High-Tech Zone to Acquire Jiangsu Microsoft Technology Center In China As Part of Its Rapid Expansion Plans

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC CORPORATION
Date: November 12, 2009	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	Vice President & Associate General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Amendment No. 1 to Notes and Note Purchase Agreement dated November 11, 2009

1.02	Press release dated November 2, 2009 — CDC Global Services Reaches Agreement with Nanjing High-Tech Zone to Acquire Jiangsu Microsoft Technology Center In China As Part of Its Rapid Expansion Plans